Exhibit (a)(1)(F)

Letter of Instruction to the

ESOP Instruction Form

to Instruct the ESOP Trustees to

To Tender Shares of Common Stock

of

SERVOTRONICS, INC.

at

$47.00 NET PER SHARE

for purchase by

TDG RISE MERGER SUB, INC.

a wholly owned subsidiary of

TRANSDIGM INC.

a wholly owned subsidiary of

TRANSDIGM GROUP INCORPORATED

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MONDAY, JUNE 30, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

June 2, 2025

To Participants in the Servotronics, Inc. Employee Stock Ownership Plan (“ESOP”):

Enclosed for your consideration are an Offer to Purchase, dated June 2, 2025 (the “Offer to Purchase”), and a related Letter of Transmittal in connection with the offer (the “Offer”) by TDG Rise Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of TransDigm Inc. (“TransDigm”), a Delaware corporation and a wholly owned subsidiary of TransDigm Group Incorporated, to purchase each issued and outstanding share of common stock, par value $0.20 per share (the “Servotronics common stock”), of Servotronics, Inc. (“Servotronics”), a Delaware corporation, validly tendered and not properly withdrawn in the Offer, for $47.00 net in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions of the Offer. Servotronics’ Solicitation/Recommendation Statement on Schedule 14D-9 is also being provided to you.

As a participant in the ESOP, you have the right to instruct the trustees of the ESOP (the “Trustees”) whether or not to tender shares of Servotronics common stock allocated to your ESOP account. The Trustees generally will follow your instructions as long as the Trustees determine that (a) participants were provided with all necessary information regarding the Offer, and clearly false or misleading information was not distributed to them, and (b) following the participants’ instructions would not result in a violation of ERISA, including their fiduciary duties. The Trustees, or an independent trustee appointed by Servotronics for this purpose, will determine whether to tender unallocated Shares and Shares for which no tender instructions are received.

If shares of Servotronics common stock held in the ESOP are validly tendered and not withdrawn, and the Offer is completed, the Offer Price for such shares will be paid to the ESOP in cash and allocated to the applicable participants’ accounts. Any shares of Servotronics common stock held in the ESOP that are not tendered in the Offer, if the Merger is completed, will be converted at the Effective Time into the right of the ESOP to receive the Offer Price for such Shares in cash, which would also be allocated to the applicable participants’ accounts.

A tender of shares held in the ESOP can only be made by the Trustees. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Servotronics common stock held in the ESOP.

Accordingly, the Trustees request instructions as to whether you wish us to tender on your behalf the shares of Servotronics common stock allocated to your ESOP account, pursuant to the terms and conditions set forth in the Offer.

Your attention is directed to the following:

1.	The consideration for each share of Servotronics common stock is $47.00 net in cash, without interest and less any applicable withholding taxes, as described in the Offer to Purchase.

2.	The Offer is being made for all outstanding shares of Servotronics common stock.

3.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 18, 2025, among Purchaser, TransDigm and Servotronics, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of May 28, 2025 (as amended, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Servotronics, without a meeting or any further action of the Servotronics stockholders in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), and Servotronics will be the surviving corporation and a wholly owned subsidiary of TransDigm (such corporation, the “Surviving Corporation” and such merger, the “Merger”). At the effective time of the Merger, each share of Servotronics common stock then outstanding (other than shares of Servotronics common stock irrevocably accepted as payment in the Offer, treasury stock of Servotronics to be cancelled or Shares held by Servotronics stockholders properly exercising their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive the Offer Price, net to the holder thereof in cash, without interest, less any applicable withholding taxes, except for Servotronics common stock then owned by Servotronics and its subsidiaries, which shares of Servotronics common stock will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor.

3.

The board of directors of Servotronics unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the Offer and the Merger are fair to, advisable and in the best interests of, Servotronics and its stockholders, (iii) directed that the Merger be effected pursuant to Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following the Acceptance Time (as defined in the Offer to Purchase) and (iv) recommended that Servotronics’ stockholders accept the Offer and tender their shares of Servotronics common stock to Purchaser in the Offer.

4.

The Offer and the withdrawal rights expire at one minute after 11:59 p.m., New York City time, on Monday, June 30, 2025, unless extended as described in the Offer to Purchase (as extended, the “Expiration Date”).

5.	The Offer is not subject to any financing condition. The Offer is subject to certain conditions described in Section 15 of the Offer to Purchase.

We urge you to read the enclosed Offer to Purchase and Letter of Transmittal regarding the Offer carefully before instructing us to tender your shares of Servotronics common stock.

The Trustees request that you provide Computershare Trust Company, N.A. (the “Tabulation Agent”), with instructions as to whether you wish the Trustees to tender any or all of the shares of Servotronics common stock allocated to your ESOP account, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase.

If you wish to tender any or all of your Shares, please so instruct the Trustee by completing, executing, detaching and returning to the Tabulation Agent the Instruction Form on the detachable part hereof. An envelope to return your instructions to the Tabulation Agent is enclosed.

Your prompt action is requested. The cut-off date for receipt of instructions from ESOP participants is 5:00 p.m., Eastern Time, on Monday, June 23, 2025 (the “ESOP Cut-Off Date”) (or, if the Offer is

extended, on the day that is five business days prior to the Expiration Date). Your Instruction Form should be forwarded to the Tabulation Agent in ample time to permit the Trustees to submit the tender on your behalf before the expiration of the Offer. If the Tabulation Agent does not receive timely instructions from you by the ESOP Cut-Off Date, then in accordance with the terms of the ESOP, all shares of Servotronics common stock allocated to any participants’ accounts as to which instructions are not received, and all unallocated shares of Servotronics common stock held by the Trustees on behalf of the ESOP, shall be tendered or not tendered by the Trustees in their discretion.

The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of that jurisdiction to be designated by Purchaser.

The Tabulation Agent for the Offer is:

For Registered or Overnight Delivery:	For First Class Mail:
Computershare Trust Company, N.A. Attn Voluntary Corporate Actions COY SVT 150 Royall Street Suite V Canton, MA 02021	Computershare Trust Company, N.A. Attn Voluntary Corporate Actions COY SVT P.O. Box 43011 Providence, RI 02940-3011

SERVOTRONICS, INC.

ESOP INSTRUCTION FORM

The procedure for tendering and/or withdrawing your instructions to the Trustee to tender all or a portion of the Shares allocated to your ESOP account varies slightly from the general procedures for tendering and/or withdrawing a prior offer to tender shares of Servotronics common stock held outside of the ESOP. This ESOP Instruction Form is to be used by participants in the ESOP who have shares of Servotronics common stock allocated to their accounts in the ESOP. Please check one box below. If you are electing to tender less than all the shares of Servotronics common stock allocated to your ESOP account you will need to indicate the percentage of such you wish to tender.

☐	YES, TENDER all of the shares of Servotronics common stock allocated to my ESOP account

☐	YES, TENDER only the whole percentage of the shares of Servotronics common stock allocated to my ESOP account, as indicated below:

Percentage of Shares to be tendered     %

☐	NO, DO NOT TENDER any shares of Servotronics common stock allocated to my ESOP account

As a participant in the ESOP, I acknowledge receipt of the Offer materials. I hereby direct the Trustees of the ESOP to tender or not to tender the Shares allocated to my ESOP account as indicated above.

I understand that if I sign, date and return this ESOP Instruction Form to the Tabulation Agent but do not provide the Trustees with instructions, the shares of Servotronics common stock allocated to my ESOP account shall be tendered or not tendered by the Trustees in their discretion.

Print your name on the line above	Date

Signature	Date

Your instruction may be changed or withdrawn at any time up until 5:00 p.m., Eastern Time, on Monday, June 23, 2025 (the “ESOP Cut-Off Date”) (or, if the Offer is extended, on the day that is five business days prior to the Expiration Date), by delivering a new ESOP Instruction Form to the Tabulation Agent.

IMPORTANT: THIS ESOP INSTRUCTION FORM, PROPERLY COMPLETED AND DULY EXECUTED, MUST BE RECEIVED BY THE TABULATION AGENT NO LATER THAN 5:00 P.M., EASTERN TIME, ON MONDAY, JUNE 23, 2025 (OR, IF THE OFFER IS EXTENDED, NO LATER THAN 5:00 P.M., EASTERN TIME, ON THE DAY THAT IS FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE).